[redacted]

08028944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 10888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2007** (MM/DD/YY) AND ENDING **December 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Giambrone **(212) 887-6776**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Giambrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keefe, Bruyette & Woods, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Robert Giambrone
Executive Vice President
Title

Notary Public

BENNET STEINBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 02ST5048838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 5, 20 09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2008

KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2007

(Dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	24,859
Financial instruments owned, at fair value:		
Equities		95,097
Corporate and other debt		141,062
		236,159
Securities purchased under resale agreements		23,846
Receivables from clearing brokers		187,163
Accounts receivable		18,074
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $17,479		18,347
Other assets		37,392
Total assets	$	545,840
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold under repurchase agreements	$	94,784
Financial instruments sold, not yet purchased, at fair value:		
Equities		48,061
Corporate and other debt		5,000
U.S. Government and agency securities		23,780
		76,841
Accounts payable, accrued expenses, and other liabilities		134,241
Income taxes payable		6,492
Total liabilities		312,358
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 100 shares		—
Retained earnings		233,482
Total stockholder's equity		233,482
Total liabilities and stockholder's equity	$	545,840

See accompanying notes to statement of financial condition.

KEEFE, BRUYETTE & WOODS, INC.

Notes to Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the "Company") is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds and is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of KBW, Inc. (the "Parent").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Clearing Arrangements

The Company has agreements with Pershing, a division of the Bank of New York, and Fortis LLC, whereby Pershing and Fortis LLC clear securities transactions for the Company, carry customers' accounts on a fully disclosed basis, and prepare various records and reports.

(d) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less when purchased. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(e) Fair Value of Financial Instruments

The Company elected to early adopt Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, as of January 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date". Additionally, SFAS No. 157 disallows the use of block discounts on positions traded in an active market as well as nullifies certain guidance in Emerging Issues Task Force No. 02-3 regarding the recognition of inception gains on certain derivative transactions. See Note 2 to Financial Statements for disclosures with respect to SFAS No. 157.

Under SFAS No. 157, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered by the Company in determining the fair value of financial instruments are discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements.

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. Equity interests in certain private equity securities are reflected in the financial statements at fair value. Generally, the carrying values of these securities will be determined based on company performance and in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Financial instruments carried at contract amounts include receivables from clearing brokers, payable to clearing broker, securities purchased under resale agreements, short-term borrowings and securities sold under repurchase agreements.

(f) Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The liabilities and assets, respectively, which result from these agreements, are recorded in the statement of financial condition at the amounts at which the securities were sold or purchased, respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The market value of collateral accepted by the Company under resale agreements was $23,795 and at December 31, 2007, respectively. Such collateral has been subsequently sold or repledged.

(g) Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates.

As of January 1, 2007 the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,* ("FIN 48"), which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns.

(2) Financial Instruments

The Company elected to early adopt SFAS No. 157, as of January 1, 2007. SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities. Additionally, this category also includes U.S. Government and agency securities for which the Company typically receives independent external valuation information.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider

(Dollars in thousands)

various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace, can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate and other debt, including pooled trust preferred securities primarily backed by banks and insurance companies.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are certain corporate and other debt, including certain collateralized debt obligations ("CDO") primarily backed by banks and insurance companies, and private equity securities.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Assets at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
Equities	$ 76,581	$ 24	$ 18,389	$ 94,994
Corporate and other debt	-	131,053	10,009	141,062
Total non derivative trading assets	76,581	131,077	28,398	236,056
Derivative financial instruments	103	-	-	103
Total Assets at Fair Value	$ 76,684	$ 131,077	$ 28,398	$ 236,159

Liabilities at Fair Value as of December 31, 2007

	Level 1	Level 2	Level 3	Total
Financial instruments Sold, not yet purchased				
Equities	$ 47,983	$ -	$ -	$ 47,983
Corporate and other debt	-	5,000	-	5,000
U.S. Government and agency securities	23,780	-	-	23,780
Total non derivative trading liabilities	71,763	5,000	-	76,763
Derivative financial instruments	78	-	-	78
Total Liabilities at Fair Value	$ 71,841	$ 5,000	$ -	$ 76,841

The non-derivative trading assets category includes securities such as listed equities, U.S. Treasuries, other U.S. Government and agency securities, corporate and other debt and private equity securities. They are reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

(Dollars in thousands)

The derivatives financial instruments are reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options. The fair value of the individual derivative contracts were reported gross in their respective levels based on the fair value hierarchy.

(3) Related Party Transactions

Included in other revenue are payments made pursuant to a transfer pricing agreement between Keefe, Bruyette & Woods Limited (KBWL) and the Company which amounted to $4,486 in 2007. The agreement provides for a payment to KBWL based on KBWL's expenses plus 5%. The agreement also provides that a payment to the Company be made by KBWL when KBWL's revenues exceed its expenses by 5%. The amount receivable from affiliates of the Company was $3,884 as December 31, 2007, which was included in other assets.

(4) Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 are as follows:

Deferred tax assets:		
Compensation and benefits and accrued expenses	$	11,529
Total deferred tax assets		11,529
Deferred tax liabilities:		
Accumulated depreciation and amortization of furniture, equipment and leasehold improvements		(1,034)
Investments		(2,326)
Total deferred tax liabilities		(3,360)
Net deferred tax assets	$	8,169

Management believes that realization of the deferred tax asset is more likely than not based on the reversal of temporary differences and anticipated future taxable income. There were no valuation allowances recorded against deferred tax assets at December 31, 2007.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 prescribes the recognition and measurement criteria related to tax positions taken or expected to be taken in a return. For those benefits to be recognized a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company had no cumulative effect of adopting FIN 48, and therefore, no adjustment was recorded to retained earnings upon such adoption. The Company had unrecognized tax benefits of approximately $6,492 as of December 31, 2007.

The Company files a consolidated tax return with its parent in the U.S. federal jurisdiction and both combined and separate returns in various state and local jurisdictions. For federal tax purposes, years

(Dollars in thousands)

beginning after 2004 are still open to examination. For state and local purposes, years beginning after 2003 are still open to examination in all state and local jurisdictions, except New York State. The New York State return is currently under examination for the 2002 – 2004 tax years. The Company believes that it is reasonably possible that this examination will be settled by 2009. Further, it is not anticipated that the unrecognized tax benefits will significantly change over the next twelve months.

(5) Net Capital Requirement

The Company is a registered broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. These rules also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2007, the Company's regulatory net capital and excess net capital were $100,302 and 90,920, respectively.

(6) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under noncancelable lease agreements which expire between 2008 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

Future minimum lease payments as of December 31, 2007 are as follows:

		Lease payments
Year:		
2008	$	11,540
2009		13,227
2010		13,090
2011		13,016
2012		13,112
Thereafter		44,724
	$	108,709

(b) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the financial position, liquidity or results of operations of the Company.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

(a) Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing listed equity options as well as futures on interest rate and currency products. These derivatives are acquired for trading purposes and are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying statement of financial condition. As these derivatives are guaranteed by the exchange which such derivatives are transacted on, the respective exchange guarantees the credit risk exposure. If these exchanges completely fail, the maximum loss with respect to purchased options would have been $103 at December 31, 2007. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

(Dollars in thousands)

A summary of the Company's listed options and futures contracts are as follows:

		Current notional amount	Average fair value	End of period fair value
December 31, 2007:				
Purchased options	$	1,100	101	103
Written options		2,600	100	78
Written futures contracts		3,923	—	—

(8) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(9) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. The Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on 3% of employees' total compensation.

(10) Stock-Based Compensation

On January 1, 2006, the Parent adopted SFAS No. 123 (R), *Share-Based Payment* (SFAS 123 (R)), using the modified prospective method. SFAS 123 (R) requires compensation cost with respect to all stock-based compensation be measured at the grant date fair value. The expense with respect to those awards expected to vest is recognized over the service period of the stock-based compensation granted. No adjustment to reflect the net cumulative impact with respect to estimating forfeitures was deemed necessary.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the financial statements of Keefe, Bruyette & Woods, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including considering of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END